SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 1)*

                              EMERITUS CORPORATION
                          ____________________________
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
               __________________________________________________
                         (Title of Class of Securities)

                                    291005106
                                 ______________
                                 (CUSIP Number)

                                   Adam Anhang
                           NorthStar Partnership, L.P.
                         527 Madison Avenue, 16th Floor
                            New York, New York 10022
                                 (212) 319-3400
              _____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

     Patrick J. Dooley, Esq.                    Howard L. Ellin, Esq.
Akin, Gump, Strauss, Hauer & Feld, LLP         Skadden, Arps, Slate,
       590 Madison Avenue                         Meagher & Flom LLP
       New York, NY  10022                        919 Third Avenue
        (212) 872-1000                        New York, New York 10022
                                                  (212) 735-3000
              _____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1999
                   __________________________________________
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 21 Pages
                              Exhibit Index: Page 8


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                                                              Page 2 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 291005106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  MERIT PARTNERS, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,373,626
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,373,626

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,373,626

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    11.58%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 291005106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 21 Pages

                                  SCHEDULE 13D

CUSIP No. 291005106

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  SOROS FAMILY PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 21 Pages

         This Amendment No. 1 to Schedule 13D relates to Common Shares, par value $0.0001 per share (the "Shares"), of Emeritus Corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated November 3, 1997 (the "Initial Statement") filed by the Reporting Persons (the "Initial Statement") and is being filed to report that, as a result of the transfer described in Item 2 hereof, certain of the Reporting Persons have ceased to be Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

         On July 14, 1998 and August 12, 1998, NCP and Northstar, respectively, transferred their membership interests in MI to NorthStar Partnership, L.P., a Delaware limited partnership ("NP").

         On May 28, 1999, each of SFP and Mr. George Soros entered into an agreement pursuant to which all of their membership interests in ME would be transferred to NP in exchange for limited partnership units in NP. As a result, SFP and Mr. George Soros will no longer have any rights with respect to the Shares.

Item 5.  Interest in Securities of the Issuer.

                  (a) MP may be deemed the beneficial owner of the 1,373,626 Shares held for its account (approximately 11.58% of the total number of Shares outstanding).

                  (b) MP has the sole power to direct the voting and disposition of the Shares that are held for its account.

                  (c) Not applicable.

                  (d) Persons other than the Reporting Person have the right to receive dividends from the securities reported herein. ME is a 90% participant in MP, and would have the right to receive proceeds from the liquidation of the Shares if sold by MP. In addition, NP has agreed to deliver to one of its lenders the proceeds received upon the sale or liquidation of all or part of the Shares held by MP.

                  (e) Not applicable.

                                                              Page 6 of 21 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On May 28, 1999, MP pledged all of the Shares of the Issuer held by it to a lender under an amendment and restatement of an existing subordinated loan agreement under which NP is the borrower and MP is the guarantor. In addition, MP has granted a second priority lien on the Shares to NP's senior lenders.

Item 7.  Material to be Filed as Exhibits.

                  5. Pledge Agreement dated as of May 28, 1999 between Merit Partners, LLC and Credit Suisse First Boston Mortgage Capital LLC.

                                                              Page 7 of 21 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 4, 1999

                                MERIT PARTNERS, LLC

                                By:      MERIT OPERATING, LLC

                                         By:      NORTHSTAR PARTNERSHIP, L.P.


                                                  By: /S/ RICHARD J. McCREADY
                                                      --------------------------
                                                      Richard J. McCready
                                                      Authorized Signatory

                                GEORGE SOROS


                                By:     /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                SOROS FAMILY PARTNERS, L.P.


                                By:     /S/ GARY GLADSTEIN
                                        ----------------------------------------
                                        Gary Gladstein
                                        General Partner

                                                              Page 8 of 21 Pages


                                                                        Page No.
                                                                        --------

                                  EXHIBIT INDEX

5.       Page  No.  Pledge  Agreement  dated  as of May 28,  1999
         between  Merit  Partners,  LLC and Credit  Suisse  First
         Boston Mortgage Capital LLC.............................              9